Filed Pursuant to Rule 424(b)(4)

Registration File No. 333-125061

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2006

TO PROSPECTUS DATED DECEMBER 30, 2005

77 Robin Hill Road Santa Barbara, California 93117 Telephone: (805) 692-2900

Up to 900,000 Shares of Series A-2 Convertible Preferred Stock

Up to 81,900,000 Shares of Common Stock

Occam Networks Inc. hereby announces the results of its rights offering, which expired as scheduled at 5:00 pm New York time on February 1, 2006. Occam had previously issued to its eligible stockholders of record on December 26, 2005 rights to subscribe for shares of Occam’s Series A-2 preferred stock at a purchase price per share of $10.00. Each share of Series A-2 preferred stock issued will be initially convertible into shares of Occam’s common stock at a conversion price of $0.11, resulting in a conversion ratio of approximately 90.91 shares of common stock for each share of Series A-2 preferred stock issued.

In response to the rights offering, Occam received subscriptions to purchase 343,741 shares of Series A-2 preferred stock for an aggregate purchase price of $3,437,410. At this time, Occam does not intend to re-offer the shares of Series A-2 preferred stock that were offered but not sold in the rights offering.